Exhibit 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Phillips 66 and Phillips 66 Company for the registration of Senior Debt Securities, Subordinated Debt Securities, Common Stock, Preferred Stock, Warrants, Depositary Shares, Stock Purchase Contracts, Stock Purchase Units, and Guarantees of the Senior Debt Securities and to the incorporation by reference therein of our report dated February 10, 2015, with respect to the financial statements of WRB Refining LP included in Phillips 66’s Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tulsa, Oklahoma

November 10, 2015